UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

Filer CIK: 0001695847

Name of Issuer: Vios Nutrition, Inc.

Legal status of issuer:

> Form: Corporation

> Jurisdiction: NC

> Date of Organization: January 13, 2017

Physical address of issuer: 751 West 4th Street, Winston-Salem, NC 27101

Website of issuer: https://www.startengine.com/vovioslife

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933, Regulation Crowdfunding (§ 227.100 et seq.) and Regulation Crowdfunding (§ 227.202(b)(5)), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

> VIOS NUTRITION, INC.

> /s/ Christopher Brock Agee
> Christopher Brock Agee, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933, Regulation Crowdfunding (§ 227.100 et seq.), and Regulation Crowdfunding

(§ 227.202(b)(5)), this Form C-TR has been signed by the following persons each in his or her capacity as a director of the Issuer as of April 24, 2018.

/s/ Carla Harmon   /s/ Christopher Brock Agee
Carla Harmon   Christopher Brock Agee

/s/ Lori Patterson   /s/ Lanae Agee
Lori Patterson   Lanae Agee